Shilling, Monica J.

To:	ganleyj@sec.gov
Subject:	Ares Capital Corporation - Registration Statement on Form N-2
Attachments:	Marked ARCC N-2.pdf

Hi John,

As I noted in my voicemail, attached to this email is a copy of the shelf registration statement on Form N-2 filed by Ares Capital Corporation (ARCC) with the SEC on June 3, 2011, marked to show changes from ARCC's last effective shelf registration statement, the last amendment for which was filed with the SEC on October 5, 2010. As I described, for ease of review we deleted the F pages with the financials prior to running the redline so those pages are missing from this document. Thanks!

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Monica J. Shilling
Partner

Proskauer
2049 Century Park East
Suite 3200
Los Angeles, CA 90067-3206
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com

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